Exhibit 99.6

BCE Inc.
EXHIBIT TO 2019 FIRST QUARTER FINANCIAL STATEMENTS
EARNINGS COVERAGE

The following consolidated financial ratios are calculated for the twelve months ended March 31, 2019 and give effect to the issuance and redemption of all long-term debt since April 1, 2018 as if these transactions occurred on April 1, 2018 and are based on unaudited financial information of BCE Inc.

March 31, 2019

Earnings coverage of interest on debt requirements based on net earnings attributable to owners of BCE Inc. before interest expense and income tax:	4.4 times

Earnings coverage of interest on debt requirements based on net earnings attributable to owners of BCE Inc. before interest expense, income tax and non-controlling interest:	4.4 times